EXHIBIT 12

MetLife, Inc.
Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(In millions)

Income from continuing operations before provisions for income tax	$5,785	$3,939	$4,119	$3,389	$2,196
Minority interest	23	23	(10)	(10)	(22)
Undistributed income and losses from investees	(596)	(169)	(106)	(108)	144

Adjusted earnings before fixed charges	$5,212	$3,793	$4,003	$3,271	$2,318

Add: fixed charges
Interest and debt issue costs	987	812	618	369	441
Estimated interest component of rent expense (1)	58	66	68	61	59
Interest credited to bank deposits	199	194	109	39	17
Interest credited to policyholder account balances	5,478	4,916	3,667	2,783	2,851

Total fixed charges	$6,722	$5,988	$4,462	$3,252	$3,368

Preferred stock dividend	193	182	88	—	—

Total fixed charges plus preferred stock dividends	$6,915	$6,170	$4,550	$3,252	$3,368

Total earnings and fixed charges	$11,934	$9,781	$8,465	$6,523	$5,686

Ratio of earnings to fixed charges	1.78	1.63	1.90	2.01	1.69

Total earnings including fixed charges and preferred stock dividends	$12,127	$9,963	$8,553	$6,523	$5,686

Ratio of earnings to fixed charges and preferred stock dividends	1.75	1.61	1.88	2.01	1.69

(1)	18.93% for the year ended 2007 and 23.1% for the years ended 2006, 2005, 2004 and 2003.